                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                                Arris Group, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                      -------------------------------------
                         (Title of Class of Securities)

                                    04269Q100
                                  -------------
                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                 (905) 863-1103
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2001
                   ------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 14 Pages)

CUSIP No. 04269Q100                   13D                     Page 2 of 14 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nortel Networks Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
     Not Applicable
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         37,000,000 shares
                   -------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            0 shares
   OWNED BY        -------------------------------------------------------------
EACH REPORTING      9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                37,000,000 shares
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,000,000 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04269Q100                   13D                     Page 3 of 14 Pages



Item 1.  Security and Issuer.
------   -------------------

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share ("Arris Group Common Stock"), of Arris Group, Inc. (f/k/a Broadband Parent Corporation), a Delaware corporation ("Arris Group"). The principal executive offices of Arris Group are located at 11450 Technology Circle, Duluth, Georgia 30097.

         The 37,000,000 shares of Arris Group Common Stock beneficially owned by Nortel Networks Corporation are held of record by Nortel Networks LLC, a Delaware limited liability company whose membership interests are directly and indirectly held by Nortel Networks Inc., a Delaware corporation. Nortel Networks Inc. in turn is a wholly owned subsidiary of Nortel Networks Limited, a Canadian corporation and a wholly owned subsidiary of Nortel Networks Corporation, a Canadian corporation. Nortel Networks Corporation and the above referenced affiliates are sometimes collectively referred to herein as "Nortel Networks."

Item 2.  Identity and Background.
------   -----------------------

         This Statement is being filed by Nortel Networks Corporation. The principal business and principal office of Nortel Networks Corporation are located at 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada. Nortel Networks Corporation is a global leader in networking and communications solutions for service providers and corporations. Its business consists of the design, development, manufacture, assembly, marketing, sale, licensing, financing, installation, servicing and support of networking solutions and services. Nortel Networks Corporation is focused on building the infrastructure, service enabling solutions and applications for the new, high-performance Internet.

         (a) - (c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth in Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed in Schedule I is indicated thereon.

         (d) - (e) During the last five years, neither Nortel Networks Corporation nor, to the knowledge of Nortel Networks Corporation, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         The 37,000,000 shares of Arris Group Common Stock were acquired by Nortel Networks LLC in exchange for its then existing membership interest in Arris Interactive L.L.C. ("Arris LLC"), a Delaware limited liability company and a joint venture of Nortel Networks LLC and Arris International, Inc. (f/k/a ANTEC Corporation), a Delaware corporation ("ANTEC").

CUSIP No. 04269Q100                   13D                     Page 4 of 14 Pages



Item 4.  Purpose of Transaction.
------   ----------------------

         On June 15, 2001, Nortel Networks Corporation announced its decision to discontinue its access solutions business operations, which now includes its ownership interest in Arris Group. As a result, during the twelve-month period ending in June 2002, Nortel Networks Corporation may, among other things, sell a substantial percentage of the Arris Group Common Stock and, to facilitate this, may exercise the demand registration rights described in Item 6 of this Statement, which is incorporated herein by reference.

         On August 3, 2001, Nortel Networks LLC, ANTEC and Arris Group entered into a second amended and restated limited liability company operating agreement for Arris LLC (the "Arris LLC Operating Agreement") pursuant to which Nortel Networks LLC received a new membership interest in Arris LLC (the "New Membership Interest"). Subject to the satisfaction of certain conditions, the New Membership Interest, which has an initial capital account balance of $100,000,000, is to be redeemed by Arris LLC commencing February 2002 at a rate of up to $33,000,000 per fiscal quarter. In the event that (a) any of ANTEC, Arris Group or their affiliates enters into and consummates an agreement to sell all or any portion of its respective membership interest in Arris LLC, the New Membership Interest is automatically converted into equity or debt obligations of Arris Group; (b) there is any foreclosure on any of the membership interests in Arris LLC held by ANTEC or Arris Group or a sale in lieu of foreclosure or an exercise of any rights or remedies of a secured creditor with respect to such membership interests, in each case pursuant to Arris Group's senior credit agreement, dated as of August 3, 2001 (the "Senior Credit Agreement"), with Credit Suisse First Boston, The CIT Group/Business Credit, Inc., and a syndicate of banks, financial institutions and other accredited investors (the "Senior Lenders"), either the Senior Lenders or Nortel Networks may require that the New Membership Interest be converted into equity or debt obligations of Arris Group; or (c) during the continuance of an "Event of Default" (as defined under the Senior Credit Agreement), the Senior Lenders may require that the New Membership Interest be converted into equity or debt obligations of Arris Group. Upon such event, Nortel Networks may elect to receive Arris Group Common Stock, preferred stock (which may be convertible) or notes (which may be convertible), with an exchange of the New Membership Interest for Arris Group Common Stock determined at the then prevailing market value of the Arris Group Common Stock. A copy of the Arris LLC Operating Agreement is filed as Exhibit 1 to this Statement and incorporated herein by reference.

         Except as set forth in this Statement and the Arris LLC Operating Agreement, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) Nortel Networks Corporation is the beneficial owner of 37,000,000 shares of Arris Group Common Stock, representing approximately 49.2% of the Arris Group Common Stock issued and outstanding.

         Except as set forth in this Item 5, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto beneficially owns any shares of Arris Group Common Stock.

CUSIP No. 04269Q100                   13D                     Page 5 of 14 Pages



         (b) Nortel Networks Corporation has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 37,000,000 shares of Arris Group Common Stock.

         (c) Except as described above, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has effected any transaction in Arris Group Common Stock during the past 60 days.

         (d) Nortel Networks Corporation holds all rights associated with the 37,000,000 shares of Arris Group Common Stock, including the right to receive dividends on such stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to ------- Securities of Arris Group.
         --------------------------

         The Reorganization Agreement. ANTEC, Arris Group, Broadband Transition Corporation, a Delaware corporation and wholly owned subsidiary of Arris Group, Nortel Networks Inc., Nortel Networks LLC and Arris LLC entered into an Agreement and Plan of Reorganization, dated as of October 18, 2000 (the "Original Agreement"), as amended as of April 9, 2001 (the "Amended Agreement" and, together with the Original Agreement, the "Reorganization Agreement"). A copy of the Original Agreement is filed as Exhibit 2 to this Statement and incorporated herein by reference, and a copy of the Amended Agreement is filed as Exhibit 3 to this Statement and incorporated herein by reference. Pursuant to the Reorganization Agreement, Nortel Networks LLC exchanged its existing membership interest in Arris LLC for 37,000,000 shares of Arris Group Common Stock.

         The Investor Rights Agreement. On April 9, 2001, Nortel Networks LLC, Nortel Networks Inc. and Arris Group entered into an Amended and Restated Investor Rights Agreement (the "Amended and Restated IR Agreement"), as amended by First Amendment to Amended and Restated Investor Rights Agreement dated as of August 3, 2001 (the "First Amendment to the IR Agreement" and, together with the Amended and Restated IR Agreement, the "Investor Rights Agreement"). A copy of the Amended and Restated IR Agreement is filed as Exhibit 4 to this Statement and incorporated herein by reference, and a copy of the First Amendment to the IR Agreement is filed as Exhibit 5 to this Statement and incorporated herein by reference.

         Directors; Voting of Shares.
         ---------------------------

         The Investor Rights Agreement sets forth the following terms for the selection of the board of directors of Arris Group and the voting of the shares of Arris Group Common Stock held by Nortel Networks:

          o on August 3, 2001, two nominees of Nortel Networks ("Investor Nominees") were appointed to the board of directors of Arris Group;

          o up to two Investor Nominees by Nortel Networks are to be included in any slate of director nominees recommended to the Arris Group stockholders by the Arris Group board of directors, provided that in the event that the shares of Arris Group Common Stock held by Nortel Networks decreases to (a) less than 20% of the outstanding shares of Arris Group Common Stock, Nortel Networks will be entitled to only one

CUSIP No. 04269Q100                   13D                     Page 6 of 14 Pages



               Investor Nominee, and (b) less than 10% of the outstanding shares of Arris Group Common Stock, Nortel Networks will no longer be entitled to an Investor Nominee;

          o Nortel Networks will vote its shares of Arris Group Common Stock for the election of the slate of nominees proposed by the board of directors of Arris Group, provided that the Investor Nominees are included in such slate;

          o at least 60% of the members of the board of directors of Arris Group are to be unaffiliated with either Arris Group or Nortel Networks; and

          o the size of Arris Group's board of directors is currently 13 and without Nortel Networks' consent will not exceed 15 members.

The initial Investor Nominees of Nortel Networks are Vickie L. Yohe, President of the Established Carriers Business at Nortel Networks, and Craig A. Johnson, Vice President and Department Head, Global Mergers and Acquisitions for Nortel Networks.

         Acquisition of Arris Group Securities.
         -------------------------------------

         The Investor Rights Agreement sets forth the following limitations on transactions related to the acquisition of securities of Arris Group: Nortel Networks will not (a) with limited exceptions, acquire or propose to acquire greater than 49.9% of the outstanding shares of Arris Group Common Stock; (b) propose or seek to effect any merger, business combination, restructuring, recapitalization or similar transaction involving Arris Group or any of its subsidiaries or the sale of all or substantially all of the assets of Arris Group or any of its subsidiaries; (c) deposit Arris Group voting securities into a voting trust, unless such voting trust provides that such shares will be voted consistent with the provisions of the Investor Rights Agreement; (d) except for the exercise by the Investor Nominees of their fiduciary duties, seek election to, seek to place a representative on, or seek the removal of any member of, the Arris Group board of directors; (e) engage in a proxy contest or solicitation; or (f) call a meeting of stockholders or seek stockholder approval of any action or participate in a group with other holders of Arris Group voting securities.

         Notwithstanding the forgoing, Nortel Networks is authorized to participate in discussions or negotiations regarding the acquisition of Arris Group by an unaffiliated third party provided that such third-party's offer is for at least 90% of the outstanding shares of Arris Group Common Stock held by stockholders other than Nortel Networks, its affiliates or the third party (the "Unaffiliated Stockholders"). In addition, at least a majority of the shares of Arris Group Common Stock held by the Unaffiliated Stockholders must be tendered in the third-party offer.

         In the event that Nortel Networks acquires more than 49.9% of the outstanding Arris Group Common Stock as a result of an acquisition of an unaffiliated business entity, Arris Group may require Nortel Networks to dispose of shares held by it or its affiliates in excess of 49.9%. Such disposition must be completed within 12 months after Arris Group issues a request. The Investor Rights Agreement allows Nortel Networks to acquire greater than 49.9% of the Arris Group Common Stock provided that it makes an offer to acquire at least 90% of the outstanding Arris Group Common Stock. In the event that Arris Group does not accept Nortel Networks' offer, Arris Group is required to initiate an auction process for the sale of Arris Group. If Nortel Networks is not the successful bidder in the auction or does not elect to participate in the auction and Arris Group has received a fairness opinion from a nationally recognized investment banking firm that the successful bidder's transaction provides the highest value to Arris Group or its stockholders of all of the bids in the auction, then Nortel Networks is obligated to vote in favor of the winning transaction in the auction and to tender its shares of Arris Group Common Stock. Except in conjunction with a permitted offer, Nortel Networks may not become a

CUSIP No. 04269Q100                   13D                     Page 7 of 14 Pages



participant in the solicitation of proxies concerning any transaction relating to the voting securities of Arris Group. Nortel Networks has no current intention to acquire additional shares of Arris Group Common Stock. During the twelve month period ending in June 2002, Nortel Networks may, among other things sell a substantial percentage of the Arris Group Common Stock and to facilitate such sale, may exercise the demand registration rights described in this Item 6.

         Disposition of Arris Group Common Stock.
         ---------------------------------------

         The Investor Rights Agreement sets forth limitations on Nortel Networks' ability to sell or transfer any shares of Arris Group Common Stock, except a transfer to an affiliate of Nortel Networks. Nortel Networks may sell or transfer shares of Arris Group Common Stock only in the following transactions: (a) in a bona fide public offering effected in accordance with the Registration Rights Agreement (as defined below); (b) in a bona fide open market transaction as permitted by the provisions of Rule 144 under the Securities Act of 1933, as amended; or (c) in a privately-negotiated transaction to either an institutional investor or any other person, provided that (i) Nortel Networks may not sell or transfer shares to any institutional investor if, after giving effect to the sale or transfer, such investor would own shares representing more than 10% of the outstanding voting power of Arris Group, and (ii) Nortel Networks may not sell or transfer shares to any other person, other than an institutional investor, unless such person agrees to be bound by the provisions of the Investor Rights Agreement which limit transactions and dispositions of Arris Group capital stock.

         Right of Participation in the Sale of Arris Group.
         -------------------------------------------------

         The Investor Rights Agreement provides that as long as Nortel Networks beneficially owns Arris Group Common Stock representing at least 20% of the total voting power of Arris Group, Arris Group may not enter into, and the Arris Group board of directors shall not publicly recommend to its stockholders or approve, a definitive agreement providing for a change in control of Arris Group, unless prior thereto Nortel Networks is provided with notice of the proposed transaction and the opportunity to participate in the bidding process.

         Termination.
         -----------

         The Investor Rights Agreement may be terminated by either Arris Group or Nortel Networks if:

          o    a transaction as a result of a third-party offer is consummated;

          o    the parties mutually agree in writing; or

          o at any time after Nortel Networks and its affiliates cease to own shares representing at least 10% of the total voting power of Arris Group.

         Arris LLC Operating Agreement. Pursuant to the Arris LLC Operating Agreement, Nortel Networks Corporation may be required to, or under some circumstances may elect to, exchange its New Membership Interest for common stock, preferred stock (which may be convertible) or notes (which may be convertible) of Arris Group under limited circumstances. Shares of Arris Group Common Stock received by Nortel Networks Corporation upon the exchange of the New Membership Interest will be excluded from the provisions of the Investor Rights Agreement triggered upon Nortel Networks' ownership of more than 49.9% of the outstanding of Arris Group Common Stock. All other provisions of the Investor Rights Agreement will apply to any shares of Arris Group Common Stock received by Nortel Networks upon the exchange of the New Membership Interest.

CUSIP No. 04269Q100                   13D                     Page 8 of 14 Pages



         Registration Rights Agreement. On August 3, 2001, Arris Group and Nortel Networks LLC entered into a Registration Rights Agreement (the "Registration Rights Agreement"), which sets forth the following registration rights and limitations regarding the Arris Group Common Stock: (a) Nortel Networks may require Arris Group to initiate a public offering for any shares requested to be sold by Nortel Networks, provided that the number of shares requested to be sold by Nortel Networks is equal to at least 5% of the then outstanding shares of Arris Group Common Stock and provided further that Arris Group is not required to effect more than three registrations on Form S-1; (b) Nortel Networks may not exercise its rights to request a registration more than once during any 90-day period; (c) Nortel Networks has the right to participate in and sell shares of stock held by it during any public offering of Arris Group stock, whether offered by Arris Group or any other stockholder; and (d) Arris Group will pay for Nortel Networks' expenses relating to its participation in a public offering, whether or not the offering is initiated by Nortel Networks. A copy of the Registration Rights Agreement is filed as Exhibit 6 to this Statement and incorporated herein by reference.

         The foregoing summaries of the Reorganization Agreement, the Investor Rights Agreement, the Arris LLC Operating Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements incorporated by reference herein.

         Except as provided in the Reorganization Agreement, the Investor Rights Agreement, the Arris LLC Operating Agreement or the Registration Rights Agreement or as set forth in this Statement, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Arris Group, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.
------   --------------------------------

Exhibit 1 --   Second Amended and Restated Limited Liability Company Agreement
               of Arris Interactive L.L.C., dated as of August 3, 2001, among
               Arris International, Inc. (f/k/a ANTEC Corporation), Arris Group,
               Inc. and Nortel Networks LLC

Exhibit 2 --   Agreement and Plan of Reorganization, dated as of October 18,
               2000, among ANTEC Corporation, Broadband Parent Corporation,
               Broadband Transition Corporation, Nortel Networks Inc., Nortel
               Networks LLC and Arris Interactive L.L.C. (Incorporated herein by reference to Exhibit 2.1 to Form 8-K (File No. 000-22336), filed by ANTEC Corporation on October 25, 2000)

Exhibit 3 --   First Amendment to Agreement and Plan of Reorganization, dated as of April 9, 2001, among ANTEC Corporation, Broadband Parent
               Corporation, Broadband Transition Corporation, Nortel Networks
               Inc., Nortel Networks LLC and Arris Interactive L.L.C.
               (Incorporated herein by reference to Exhibit 2.1 to Form 8-K
               (File No. 000-22336), filed by ANTEC Corporation on April 13,
               2001)

Exhibit 4 --   Amended and Restated Investor Rights Agreement, dated as of April
               9, 2000, among Broadband Parent Corporation, Nortel Networks Inc.
               and Nortel Networks LLC

CUSIP No. 04269Q100                   13D                     Page 9 of 14 Pages



               (Incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 000-22336), filed by ANTEC Corporation on April 13,
               2001)

Exhibit 5 --   First Amendment to Amended and Restated Investor Rights
               Agreement, dated as of August 3, 2001, among Arris Group, Inc.,
               Nortel Networks Inc. and Nortel Networks LLC (Incorporated herein by reference to Exhibit 10.2 to Form 8-A (File No. 001-16631), filed by Arris Group, Inc. on August 3, 2001)

Exhibit 6 --   Registration Rights Agreement, dated as of August 3, 2001, between Arris Group, Inc. and Nortel Networks LLC

CUSIP No. 04269Q100                   13D                    Page 10 of 14 Pages



                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 9, 2001                   NORTEL NETWORKS CORPORATION


                                        By: /s/ Douglas Beatty
                                            ------------------------------------
                                            Douglas Beatty
                                            Controller


                                        By: /s/ Blair F. Morrison
                                            ------------------------------------
                                            Blair F. Morrison
                                            Assistant Secretary

CUSIP No. 04269Q100                   13D                    Page 11 of 14 Pages



                                   SCHEDULE 1
                            DIRECTORS AND OFFICERS OF
                           NORTEL NETWORKS CORPORATION

         The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.


NAME AND CITIZENSHIP                      PRESENT PRINCIPAL OCCUPATION
                                                 OR EMPLOYMENT
Directors
---------

     Blanchard, James J.          Verner, Liipfert, Bernhard, McPherson and Hand
     American                     901-15th Street, N.W., Suite 700
                                  Washington, D.C. 20005-2301 U.S.A.

     Brown, Robert E.             President and Chief Executive Officer
     Canadian/British             Bombardier Inc.
                                  800 Rene-Levesque Boulevard West
                                  Montreal, Quebec H3B 1Y8 Canada

     Cleghorn, John E.            Chairman and Chief Executive Officer
     Canadian                     Royal Bank of Canada
                                  200 Bay Street, South Tower, 8th Floor
                                  Royal Bank Plaza
                                  Toronto, Ontario L5J 2J5 Canada

     Dunn, Frank A.               Chief Financial Officer
     Canadian

     Fortier, L. Yves             Chairman & Senior Partner
     Canadian                     Ogilvy Renault
                                  1981 McGill College Avenue, 12th Floor
                                  Montreal, Quebec H3A 3C1 Canada

     Ingram, Robert A.            Chief Operating Officer and President,
     American                     Pharmaceutical Operations
                                  GlaxoSmithKline
                                  5 Moore Drive, Research Triangle Park, N.C.
                                  27709 U.S.A.

     Roth, John A.                President and Chief Executive Officer
     Canadian

     Saucier, Guylaine            Chairman of the Joint Committee on Corporate
     Canadian                     Governance
                                  1321 Sherbrooke Street West, Apartment C-61
                                  Montreal, Quebec H3G 1J4 Canada

CUSIP No. 04269Q100                   13D                    Page 12 of 14 Pages



     Smith, Jr., Sherwood H.      Chairman Emeritus
     American                     Carolina Power & Light Company
                                  One Hanover Square Building
                                  421 Fayetteville Street Mall
                                  Raleigh, N.C. 27601-1748 U.S.A.

     Wilson, Lynton R.            Chairman
     Canadian                     CAE Inc.
                                  181 Bay Street, Suite 4700
                                  P.O. Box. 794
                                  Toronto, Ontario M5J 2T3 Canada

Officers
--------

     DeRoma, Nicholas, J.         Chief Legal Officer
     American

     Mao, Robert Y.L.             Chief Executive Officer, Nortel China
     American

     Ricks, Richard C.            Chief Information Officer
     American

     Alan Kember                  Chief Marketing Officer
     Canadian

     Donahee, Gary R.             President, Americas
     Canadian

     Debon, Pascal                President, Europe, Middle East & Africa
     Canadian

     Tariq, Masood A.             President, Asia
     American

     Bolouri, Chahram             President, Global Operations
     Canadian

     Mumford, D. Gregory          President, Optical Internet
     Canadian

     Plastina, Frank              President, Wireless and Core Networks
     Canadian

     Meunier, Jules M.J.          President, Wireless
     Canadian

     Ross, Eric J.                President, Enterprise Solutions and
     Canadian                     Customer Care

     Childers, Charles A.         President, Major Accounts
     American

CUSIP No. 04269Q100                   13D                    Page 13 of 14 Pages



     Schilling, Steven L.         President, Optical Ethernet
     American

     Srikanth, Kannankote S.      President, Professional Services
     American

     Yohe, Vickie L.              President, Established Carrier Businesses
     American

     Carney, Lloyd A.             President, Core IP Networks
     Canadian

     McFadden, Brian W.           President, Metropolitan Optical
     Canadian

     Kerr, William R.             Senior Vice-President, Corporate Business
     Canadian                     Development

     Burn, David L.               Vice-President, Taxation
     Canadian

     Donovan, William J.          Senior Vice-President, Human Resources
     American

     Noble, Deborah J.            Corporate Secretary
     Canadian

     Beatty, Douglas C.           Controller
     Canadian

     Stevenson, Katharine B.      Treasurer
     Canadian

     Morrison, Blair F.           Assistant Secretary
     Canadian

     Mezon, Linda F.              Assistant Controller
     Canadian/American

     Doolittle, John M.           Assistant Treasurer
     Canadian

     Kaye, Robert B.              General Auditor
     Canadian

     Bush, Kriss W.               Vice-President, Tax
     American

CUSIP No. 04269Q100                   13D                    Page 14 of 14 Pages



                                 Exhibits/Index
                                 --------------

Exhibit 1      Second Amended and Restated Limited Liability Company
               Agreement of Arris Interactive L.L.C., dated as of August 3, 2001, among Arris International, Inc. (f/k/a ANTEC Corporation), Arris Group, Inc. and Nortel Networks LLC

Exhibit 2      Agreement and Plan of Reorganization, dated as of October
               18, 2000, among ANTEC Corporation, Broadband Parent Corporation, Broadband Transition Corporation, Nortel Networks Inc., Nortel Networks LLC and Arris Interactive L.L.C. (Incorporated herein by reference to Exhibit 2.1 to Form 8-K (File No. 000-22336), filed by ANTEC Corporation on October 25, 2000)

Exhibit 3      First Amendment to Agreement and Plan of Reorganization,
               dated as of April 9, 2001, among ANTEC Corporation, Broadband Parent Corporation, Broadband Transition Corporation, Nortel Networks Inc., Nortel Networks LLC and Arris Interactive L.L.C. (Incorporated herein by reference to Exhibit 2.1 to Form 8-K (File No. 000-22336), filed by ANTEC Corporation on April 13,
               2001)

Exhibit 4      Amended and Restated Investor Rights Agreement, dated as of
               April 9, 2000, among Broadband Parent Corporation, Nortel Networks Inc. and Nortel Networks LLC (Incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 000-22336), filed by ANTEC Corporation on April 13, 2001)

Exhibit 5 First Amendment to Amended and Restated Investor Rights Agreement, dated as of August 3, 2001, among Arris Group, Inc., Nortel Networks Inc. and Nortel Networks LLC (Incorporated herein by reference to Exhibit 10.2 to Form 8-A (File No. 001-16631), filed by Arris Group, Inc. on August 3, 2001)

Exhibit 6 Registration Rights Agreement, dated as of August 3, 2001, between Arris Group, Inc. and Nortel Networks LLC